SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the first half of 2003” dated on July 25, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

Announces Consolidated Financial Results for the first half of 2003

Press Release, July 25, 2003 (16 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP, SP, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.net.br

(São Paulo – Brazil; July 25, 2003) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first half of 2003 ended June 30, 2003. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of December 15, 1976 revised by Law # 9,457 of May 05, 1997, and Law # 10,303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated
Figures in Reais MM	Jun-03		Jun-02	Variation
Net operating revenues	5,456		4,751	14.8%
EBITDA 1/	2,481		2,402	3.3%
EBITDA margin (%)	45.5		50.6	-5.1p.p.
Operating income	698		600	16.2%
Income before income tax, social contribution, prof.sharing & minority interest	719		605	18.9%
Net income	480		395	21.4%
Shares outstanding (bn)	494.4		494.4	0.0%
EPS (000)	0.97		0.80	21.4%
Installed Lines (switching) (000)	14,358		14,340	0.1%
Lines in service (000)	12,402		12,512	-0.9%
Telephone density (per 100 inhab.)	32.2		33.2	-1.0p.p.
LIS/employee	1,544	2/	1,243	24.2%
Digitalization (%)	96.3		95.8	0.5%

1/	EBITDA = operating income + depreciation
2/	Includes ADSL clients

Highlights of the Period

•	ADSL – is offered under the brand name “SPEEDY” and reached 383,167 clients in June 2003, increasing 9.7% in relation to the 1Q03, when there were 349,306 clients. In relation to the 282,269 clients in June 2002, the growth is 35.7%.

•	Domestic and International Long Distance – The number of minutes of Domestic Long Distance grew 1.6% in the 2Q03 compared to the 1Q03 and accumulated for the 1H03 compared to the 1H02, it showed an increase of 13.7%. International Long Distance showed a growth of 19.6% in the 2Q03 compared to the 1Q03. It is worth noting the increase in the monthly traffic per average line in service during the 2Q03, of 2.1% in DLD and 20.2% in ILD.

These percentages confirm the success of the campaign “Super 15” that followed the authorization of Anatel to operate these services on July 29, 2002 and May 07, 2002, respectively, after the anticipation of the universalization targets. In March 2003, mainly focusing on the corporate segment, the Company started to deploy the DLD service for calls outgoing from other states of Brazil, as part of its strategy. Telesp should thus consolidate its leadership in these business lines.

•	Net operating revenues until June 2003 reached R$5,455.5 million. Compared with the R$4,750.6 million recorded in the same period of last year, it shows a R$704.9 million or a 14.8% raise. This results from the average tariff increase of 8.3% in June 2002 and mainly by the introduction of the domestic and international long distance services in mid 2002, as well as business communications due to the growth in the SPEEDY service. Net revenues for the 2Q03 compared to the 2Q02 grew R$377.9 million, or 15.8%, due to the same reasons, besides the additional contribution of other services and local service as a result of the increase in the local traffic, both in absolute terms as well as per average line in service.

•	The Capex (contracted) for the first half of 2003 was R$597.8 million, 34.2% lower than the one shown in the same period of last year which was R$908.0 million. These numbers are in line with the requirements of the Company after accomplishing the Anatel’s targets.

•	The total indebtedness of the Company as of June 30, 2003 was R$3,095.4 million and once adding R$414.6 million related to temporary losses in derivative operations, it raises to R$3,510.0 million. The net debt of the Company of R$3,153.3 million resulted from subtracting R$356.7 million of cash and cash equivalent.

•	The EBITDA margin for the 1H03 was 45.5%, 5.1 p.p. lower than the one of the same period of last year. In the 2Q03, this margin reached 45.4%, 5.6 p.p. lower than the one registered in the 2Q02. It is worth noting that despite the fact that the revenues increased in both cases, the increase in the interconnection expenses due to the increase in the long distance and fixed-to-mobile traffic is mainly responsible for the fall in the margin. Also contributed to this, the increase in certain direct taxes and outsourcing expenses. It should also be considered that the long distance service margin is lower than the average margin presented by the rest of the businesses of the Company.

Highlights about revenues

Gross Operating Revenues for the 1H03 reached R$7,472.4 million, a R$1,053.6 million or 16.4% increase compared to the same period of the previous year. In the 2Q03, it reached R$3,803.4 million and when compared with the same period of last year, showed a growth of R$566.4 million, or 17.5%. As of June 30, 2003, the Company did not register any client with an outstanding bill that surpassed the 1% of the total accounts receivable.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$1,965.4 million in the 1H03, representing an increase of R$165.0 million, or 9.2% compared to the 1H02, due to the 13.9% tariff increase in the residential segment that occurred on June 28, 2002, partially offset by the average 1.2% reduction in the average number of lines in service for the residential segment. It is worth noting that the average number of lines in service went from 12,562,754 by the end of the 1H02 to 12,424,405 by the end of the 1H03, a reduction of 1.1%, or 138,349 lines. The number of lines in service by the end of June 2003 was 12,402,359, a decrease of 0.9%, or 109,156 lines, when compared to the 1H02. When comparing the 2Q03 with the 2Q02, there was an increase of R$81.5 million, or 9.0%, for the same reasons.

•	Installation Charge: amounted to R$51.3 million in the 1H03, an increase of R$1.1 million or 2.1% when compared to the 1H02, due to the higher concentration of installations of commercial lines in the 1H03. When comparing the 2Q03 with the 2Q02, there was an increase of R$2.3 million, or 8.8%, due to the same reasons.

•	Local Service Revenues: registered revenues of R$1,378.1 million for the 1H03, showing an increase of R$108.5 million or 8.5% compared to the 1H02, explained by the tariff increase of 11.7% on June 28, 2002 and a 2.4% traffic growth (exceeding pulses). When comparing the 2Q03 with the 2Q02, there was an increase of R$74.1 million, or 11.8%, due to the same reasons. In both cases, there was an increase in the monthly traffic per average line in service.

•	Others: reached R$357.4 million in the 1H03, representing a R$23.5 million or 7.1% increase when compared with the 1H02, highlighting the revenues from “Intelligent line” services partially offset by the reduction in the revenues from the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access, assistance to directories consulting and resale of merchandise. When comparing the 2Q03 with the 2Q02, there was an increase of R$19.2 million, or 12%, due to the same reasons.

•	DLD: reached R$986.2 million in the 1H03, presenting an increase of R$340.5 million, or 52.7%, compared to the 1H02. When comparing the 2Q03 with the 2Q02, there was an increase of R$167.1 million, or 51.5%. The evolution of the DLD traffic has been positive and within the estimates of the Company. The increase of revenues, in both cases, is explained by:

•	Fixed-to-fixed Long distance (intra-state): totaled R$723.5 million in the 1H03, growing R$77.8 million, or 12.1%, when compared to the 1H02, mainly because of the average 14.9% tariff increase in the long distance basket that occurred on June 28, 2002, including the productivity gain of 4% and the increase in the number of minutes. When comparing the 2Q03 with the 2Q02, there was an increase of R$29.6 million. In both cases, it is worth noting the efforts developed by the Company to deploy and consolidate this service. The Company estimates its market share in this business segment as being above 86%.

•	Fixed-to-fixed Long distance (inter-state): reached R$262.7 million in the 1H03. The growth in revenues was due to the deployment of these services starting in July 2002, besides the contribution of the larger participation of tariff level 4 (more than 300 km), which has a higher price, besides the increase in traffic. Likewise, the Company is developing efforts for the deployment and consolidation of this service. The participation of Telesp in this market is approximately 45% according to the estimates of the Company.

Inter-network revenues:

•	Fixed-to-mobile revenues: amounted to R$1,749.9 million in the 1H03, presenting an increase of R$385.4 million or 28.2% compared to the 1H02. This was due to both the traffic growth and the tariff adjustment in February, 2003 for VC1 (average increase of 19.2%), VC2 (increase of 21.99%), and the introduction in July 29, 2002 of the inter-state, or VC3, which registered a 21.99% tariff increase in February 2003. When comparing the 2Q03 with the 2Q02, there was an increase of R$221.8 million, or 31.7%, due to the same reasons.

•	ILD: on April 2002, Anatel (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the access code 15, following the anticipation in more than two years of the Anatel’s universalization targets. In that sense, revenues of R$44.0 million were achieved in the 1H03, against R$4.8 million registered in the 1H02. In the 2Q03, it totaled R$21.5 million, compared to the R$4.8 million registered in the 2Q02, showing an increase of R$16.6 million, mainly due to the increase in market share within this market. The variations are explained by the fact that the service was started on May 2002 and has been showing a traffic evolution in line with the estimates of Telesp. The market share of the Company in this business segment is estimated to be close to 40%.

•	Interconnection Revenues: amounted R$557.2 million in the 1H03, showing a reduction of R$84.7 million or 13.2% when compared with the 1H02, mainly due to a reduction in the revenues from EILD (Wholesale of Dedicated Lines) resulting from the renegotiation of contracts. Contributed to this reduction, as well, the growth in DLD and ILD traffic through the Company’s own network after these services were made available by the Company. When comparing the 2Q03 with the 2Q02, there was a reduction of R$55.6 million, or 16.9%, due to the same reasons.

•	Public Telephony: totaled R$ 114.2 million in the 1H03, and when compared to the 1H02, it grew R$18.6 million or 19.4% mainly due to the 8.0% tariff increase in June 28, 2002 and the reduction in the payments to other operators. It is worth noting that revenues from public telephone cards sales are deferred and accounted for, when the cards are effectively used, according to the change of the accounting procedure only applied since December 2002. When comparing the 2Q03 with the 2Q02, there was an increase of R$5.8 million, or 10.2%, due to the same reasons.

•	Business Communication: revenues for the 1H03 reached R$266.6 million, a R$56.5 million or 26.9% increase regarding the 1H02. The increase was mainly caused by the growth in the “SPEEDY” service. When comparing the 2Q03 with the 2Q02, there was an increase of R$33.1 million, or 31%, due to the same reasons. The installation fee revenues are included in this item.

Operating Expenses Highlights

Operating Expenses accumulated for the 1H03 reached R$2,974.7 million, an increase of R$626.5 million or 26.7% compared to the 1H02. When comparing the 2Q03 with the 2Q02, there was an increase of R$341.6 million, or 29.1%, explained as follows:

•	Personnel expenses totaled R$332.8 million in the 1H03, growing R$16.2 million or 5.1% compared to the 1H02, mainly due to the increase of the expenses related to the early retirement program executed to reorganize the work force during the 1H03. The salary increase of 6% applied starting on January 2003 and the bonus program for employees (SRE) also contributed to this increase. These effects were partially offset by a reduction in the average headcount of 16.2%. When comparing the 2Q03 with the 2Q02, there was a reduction of R$19.6 million, or 12.3%, mainly due to the decrease in the expenses due to the headcount reduction in March 2003.

•	General and administrative expenses for the 1H03 reached R$2,268.9 million, representing an increase of R$504.1 million, or 28.6% compared to the 1H02. When comparing the 2Q03 with the 2Q02, there was an increase of R$278.4 million, or 31.2%.

Annual disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$56.6 million showing a R$1.6 million or 2.8% reduction, when compared to the 1H02, mainly due to a fall in the costs of merchandize sold, partially offset by the increase in the expenses of material for plant maintenance. In the quarterly comparison (2Q03 vs. 2Q02), there was a reduction of R$1.0 million, or 3.3%, for the same reasons.

b)	Outsourcing expenses increased R$175.7 million or 25.3% when comparing the 1H03 with the 1H02, largely as the result of the increased expenses in network maintenance, outsourcing of data processing services and telemarketing. In the quarterly comparison (2Q03 vs. 2Q02), there was an increase of R$99.0 million, or 28.7%, for the same reasons.

c)	Inter-connection expenses grew R$321.8 million or 35.1% when comparing the 1H03 with the 1H02 due to the increase in the fixed-to-mobile tariff of approximately 16% in February

2003, the increase in the fixed-to-mobile traffic (that implies payment of interconnection), and in payment to other operators for the termination of the ILD and DLD traffic (in this case due to the growth of the long distance business). In the quarterly comparison (2Q03 vs. 2Q02), there was an increase of R$184.1 million, or 39.1%, for the same reasons.

d)	Other Expenses for the 1H03 went up R$8.1 million, or 8.6%, compared to the 1H02 mainly due to the increase of the provision for pole rental, which had the unitary value increased from November 2002 on, counterbalanced by the reduction in infrastructure rental. When comparing the 2Q03 with the 2Q02, this effect is repeated.

•	Taxes showed an increase of R$40.2 million, or 54.4%, when comparing the 1H03 and the 1H02, chiefly due to the accounting of the expenses related with PIS on Other Revenues, in the amount of R$24.8 million, which were previously recorded as contingency, and in accordance with the new legislation of PIS, in place since December 2002. Said legislation also increased the rate of the PIS from 0.65% to 1.65% depending of the type of services rendered. Due to the increase in revenues, there was also an increase in FUST of R$8.5 million and FUNTTEL of R$4.2 million. In the quarterly comparison (2Q03 vs. 2Q02), there was an increase of R$24.9 million for the same reasons.

•	Provisions for bad debt presented an increase of R$40.1 million, or 22.2%, comparing the 1H03 and the 1H02. It corresponds to 4.0% of total net revenues. The main reasons are the increase in revenues, as well as the adoption of conservative accounting procedures. Nevertheless, the Company continues focusing its efforts to keep this variable under control, which showed a relatively stable pattern during the last semesters.

•	Other operating revenues (expenses) registered a loss of R$34.0 million in the 1H03 compared to the loss of R$19.8 million in the 1H02, an increase in the losses of R$14.2 million, or 72.1%. The main reasons are the complement of the Provision for the Plan of Benefits in the amount of R$8.0 million and estimated additional expenses, offset by dividends received from investments made.

•	Depreciation grew R$39.7 million, or 2.8%, in the 1H03 compared to the 1H02 due to the new installed lines, the activation of assets and facilities and the purchase, by the end of 2002, of the IP Network. When comparing the 2Q03 with the 2Q02, there was an increase of R$10.0 million, or 1.4%, for the same reasons.

•	Net Financial Revenues / (Expenses): the negative net financial result amounted R$344.6 million during the period, presenting a reduction of R$58.8 million compared to the same period of last year, mainly as a result of the reduction of the net indebtedness of the Company. The indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate. On June 30, 2003, 100% of the financial debt was denominated in foreign currency (American dollar, Canadian dollar and yen) and 100% of the indebtedness was covered by active positions in hedge operations (swap to CDI). The swap transactions were executed to cover the total volume of debt related to foreign currency.

			Variation
Net Financial Revenues	Jun/03	Jun/02%		R$ MM
Results of Financial Operations	(107.9)	(115.6)	(6.7)	7.7
Hedge	(1,118.7)	459.8	(343.3)	(1,578.6)
Exchange Variation	879.5	(758.1)	(216.0)	1,637.6
CPMF (Tax on financial transactions)	(40.9)	(26.3)	55.3	(14.5)
Other Financial Revenues (Expenses)	43.4	36.8	17.9	6.6

Net Financial Revenues	(344.6)	(403.4)	(14.6)	58.8

NON-OPERATING REVENUES (EXPENSES) showed a positive variation of R$16.7 million when comparing the 1H03 and the 1H02, mainly due to the reduction in expenses tied to the write-offs of installation material related to work in progress in an amount of R$24.0 million. This results from the reduction of investments, counterbalanced by the reduction of the gains in the sale of assets in the amount of R$14.6 million. In the quarterly comparison (2Q03 vs. 2Q02), there was a reduction of R$0.9 million for the same reasons.

LOANS AND FINANCING: As of June 30, 2003, the Company had R$3,095.4 million (R$4,397.4 million as of March 31, 2003) in loans and financing denominated in foreign currency, from which R$2,190.3 million (R$3,306.5 million as of March 31, 2003) were obtained at fixed interest rates, and R$905.1 million (R$1,090.9 million as of March 31, 2003) were obtained at variable interest rates (Libor). Even though most of the debt has been contracted with fixed interest rates in foreign currency, the Company contracts hedge operations to tie all the debts to the local currency, with floating interest rates indexed to the CDI. As a result, the financial results of the Company are affected by the variations of that rate. Nevertheless, the Company invests the surpluses of cash and cash equivalents (financial applications) of R$356.7 million (R$1,904.5 million as of March 31, 2003) mainly in short-term instruments, based on the variation of the CDI. Book value of those instruments is close to market value, because of their short-term maturity.

RECENT AND IMPORTANT EVENTS

•	CVM edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2002 and November 30, 2001, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability was R$149.1 million.

•	Issuance of Promissory Notes of the Company: on October 08, 2002, the Company published a relevant fact informing that the Board of Directors, at a meeting held on October 04, 2002, unanimously approved the issuance of the first series of Promissory Notes of the Company. The issuance amounted to R$400,000,000. The Promissory Notes paid interests equivalent to 105% of the one-day average rate “inter-financial deposits” (“Taxa DI”), “over extra group” interest, consisting of an annual percentage rate applicable to a period of 252 days, calculated and published by CETIP – Central de Custódia e Liquidação Financeira de Títulos (Securities Custody and Clearing Center). The Promissory Notes matured in 180 days, counted after the issuance date and there was no guarantee. The initial announcement of the placement of the Promissory Notes was published on October 18, 2002, and the Notes were paid upon maturity.

•	Telesp acquires the IP Network from Telefônica Empresas: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s by-laws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Fund raising with JBIC – Japan Bank for International Cooperation: On January 23, 2003, the Company contracted with the JBIC 29,762,500,000 of yens (equivalent to US$251.25 million), related to an agreement dated as of December 30, 2002. The maturity of the loan is six years and six months, with Yen Libor plus 1.25% interest rate, with no guarantee. The funds will be used for the expansion and modernization of the fixed telephony network. In order to reduce the risk of exchange rate variations, the Company has signed hedging contracts with financial institutions.

•	Declaration of interim dividends: On April 07, 2003, the Company published a relevant fact regarding the declaration of interim dividends and the payment of dividends and interest on the Company’s net worth for the fiscal year 2002. In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 04, 2003, ad referendum of the General Shareholders’ Meeting, the Company will grant interim dividends for a total amount of R$897,000,000 based on the accumulated earnings of the balance sheet as of December 31, 2002 and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76. The payment of said dividends started on April 23, 2003.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.703964277173	1.874360704891

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

•	Declaration of Interest on the Company’s Net Worth and Complementary Dividends—Fiscal Year 2002: The Interests on the Company’s Net Worth and dividends approved at the Extraordinary General Shareholders’ Meeting held on March 27, 2003 in the amounts of R$497,486,300 net from income tax and R$102,512,875, respectively, started to be paid on April 23, 2003.

Interest on the Company’s Net Worth

Common and preferred shares	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)
Amount per lot of 1,000 shares: R$	1.185751934332	1.007889144182

Complementary dividends

Type of Shares	Common	Preferred
Complementary Dividends – 2002	0.089062518839	0.089062518839
10% Complementary Dividends – 2002 (*)	—	0.008906251884
Complement of 10% of the Interim Dividends distributed on October 24, 2002 (*)	—	0.068670001447
Complement of 10% of the IONW declared in 2002 (*)	—	0.100788914433
Amount per lot of 1,000 shares: R$	0.089062518839	0.267427686603

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with article 9 of the Law # 9,249/95 and item V of Instruction # 207/96 of the Comissão de Valores Mobiliários, the value of the IONW was charged, on its net value, to the value of the minimum mandatory dividends related to the corresponding fiscal year in which it was declared.

SUBSEQUENT EVENT

Through its subsidiary Assist Telefônica S.A., the Company started to provide the service of Internet access in the State of São Paulo (the list of cities is available in the website) under the brand name of “itelefonica.com.br”. After several tests on the cities of upstate of São Paulo since September 29, 2002, Telefonica officially launches the provider iTelefônica throughout the state of São Paulo on July 13, 2003.

ADDITIONAL NOTE

On June 26, 2003, through Edicts #37166 and #37167, the Agência Nacional de Telecomunicações – ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on June 30, 2003, except for sector 33 (former CETERP) where it was to be effective starting on July 03, 2003. The local basic plan had an average readjustment of 28.75%, incorporating the productivity gain of 1%, while the net tariffs of the long distance basic plan of services had an average readjustment of 24.84%, incorporating the productivity gain of 4%, in accordance to the established on the concession contract. The net values of the other service and features included in the STFC were readjusted by 30.05%, in average. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index – IPC. Said decision is still pending of appeal and definitive judgment, when the index to the applied to the readjustment will be announced.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, hedging, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previoulsy “Telesp Participaçôes S/A”)

Table 1. Shareholding structure for Telesp

	As of June 30, 2003
Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	88.87%	87.35%
Treasury shares 1/	721,629,917	81,817,382	803,447,299
	0.43%	0.02%	0.16%
Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.22%	11.10%	12.49%
Total number of shares	166,041,836,519	328,353,890,121	494,395,726,640

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law

Capital stock – in thousands of R$ (in 03/31/03):	5,978,074
Book Value per 1.000 shares (R$):	28.40
Capital stock – in thoudands of R$ (in 06/30/03):	5,978,074

Tagline

Telecomunicações de São Paulo S/A – TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A – TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A – CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7th, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29th, 2002.

The Board of Directors of Anatel, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. – Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company will offer voice and data services through points of presence, compossed of networks and telecommunication circuits.

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previously "Telesp Participações S/A")

Table 2. Consolidated income statements

For the months ended June 30, 2003 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais – R$)

	Consolidated – Accumulated			Consolidated
	Jun-03	Jun-02	var.	2Q03	2Q02	var.
Gross operating revenue	7,472,396	6,418,802	16.4%	3,803,362	3,236,987	17.5%
Monthly basic rental charges	1,965,356	1,800,389	9.2%	982,889	901,364	9.0%
Installation charge	51,252	50,194	2.1%	29,008	26,673	8.8%
Local Service	1,378,122	1,269,660	8.5%	700,537	626,468	11.8%
Other	357,408	333,865	7.1%	179,153	159,941	12.0%
DLD	986,173	645,671	52.7%	491,731	324,616	51.5%

Intra region	723,476	645,671	12.1%	354,247	324,616	9.1%
Inter region	262,697	—	100.0%	137,484	—	100.0%
Fixed to mobile revenues	1,749,955	1,364,587	28.2%	920,569	698,739	31.7%
ILD	44,043	4,838	810.4%	21,461	4,838	343.6%
Interconnection	557,195	641,917	-13.2%	274,253	329,901	-16.9%
Public telephony	114,170	95,604	19.4%	62,398	56,609	10.2%
Data transmission (ex-package)	266,594	210,071	26.9%	140,164	107,027	31.0%
Phone directory	2,128	2,006	6.1%	1,199	811	47.8%
Taxes + others	(2,016,854)	(1,668,212)	20.9%	(1,028,561)	(840,092)	22.4%
Net operating revenue	5,455,542	4,750,590	14.8%	2,774,801	2,396,895	15.8%

Operating expenses	(2,974,675)	(2,348,180)	26.7%	(1,515,675)	(1,174,109)	29.1%

Payroll and related charges	(332,828)	(316,634)	5.1%	(140,095)	(159,671)	-12.3%
General and administrative expenses	(2,268,903)	(1,764,835)	28.6%	(1,170,596)	(892,159)	31.2%
Materials	(56,628)	(58,240)	-2.8%	(28,901)	(29,902)	-3.3%
Outside Services	(870,872)	(695,165)	25.3%	(443,572)	(344,602)	28.7%
Interconnection expenses	(1,238,521)	(916,678)	35.1%	(654,793)	(470,646)	39.1%
Others	(102,882)	(94,752)	8.6%	(43,330)	(47,009)	-7.8%
Taxes	(114,181)	(73,960)	54.4%	(62,308)	(37,434)	66.4%
Provisions	(220,423)	(180,351)	22.2%	(115,555)	(94,847)	21.8%
Investment gains (losses)	(4,329)	7,364	158.8%	(4,560)	8,116	-156.2%
Other operating revenues / (expenses)	(34,011)	(19,764)	72.1%	(22,561)	1,886	-1,296.2%
Earnings before interest taxes, depreciation and amortization – EBITDA	2,480,867	2,402,410	3.3%	1,259,126	1,222,786	3.0%

Depreciation and amortization	(1,438,258)	(1,398,554)	2.8%	(716,204)	(706,224)	1.4%
Financial revenues	1,403,853	668,173	110.1%	867,002	593,107	46.2%
Financial expenses	(1,748,452)	(1,071,550)	63.2%	(1,032,428)	(844,790)	22.2%
Interest on company’s net worth	—	—	—	—	—	—
Operating income	698,010	600,479	16.2%	377,496	264,879	42.5%

Nonoperating revenues (expenses)	21,318	4,650	358.5%	10,434	11,381	-8.3%
Income before income tax and social contribution	719,328	605,129	18.9%	387,930	276,260	40.4%

Income tax	(178,604)	(154,319)	15.7%	(95,720)	(68,584)	39.6%
Social contribution	(60,867)	(55,546)	9.6%	(32,925)	(24,529)	34.2%
Income before employee profit sharing and minority interest	479,857	395,264	21.4%	259,285	183,147	41.6%

Interest on company’s net worth reversion	—	—	—	—	—	—
Net income	479,857	395,264	21.4%	259,285	183,147	41.6%

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previously “Telesp Participações S/A”)

CNPJ No 02.558.157/0001-62

Table 3. Balance sheet

At June 30 and March 31, 2003

Corporate Law – Unaudited

(In thousands of reais – R$)

	Consolidated	Consolidated
	Jun-03	Mar-03
ASSETS
Current assets	4,002,431	5,748,132

Cash and cash equivalents	356,734	1,904,459

Cash and bank accounts	26,562	13,639
Financial investments	330,172	1,890,820
Accounts receivable from customers	2,669,404	2,542,880
Allowance for doubtful accounts	(478,148)	(432,954)
Loans and financial investments	2,606	3,032
Recoverable taxes	1,100,152	1,045,524
Maintenance inventories	160,025	164,785
Recoverable prepaid expenses	95,029	84,184
Temporary gains from hedging	—	356,164
Receivables from associated companies	5,307	4,233
Other assets	91,322	75,825
Long-term assets	903,402	984,215

Recoverable taxes	510,636	604,294
Loans and financial investments	9,820	9,658
Capitalizable investments	53,067	50,314
Bail of legal proceedings	222,050	210,442
Receivables from associated companies	80,120	85,788
Other assets	27,709	23,719
Permanente Assets	15,785,364	16,199,603

Investments	168,817	173,238
Property, plant and equipment – net	15,427,481	15,824,685
Deffered results	189,066	201,680
Total Assets	20,691,197	22,931,950

LIABILITIES
Current liabilities	3,956,272	5,061,522

Loans and financing	1,135,873	2,355,278
Suppliers	979,288	865,068
Consignments	135,252	130,019
Taxes	723,302	645,588
Dividends and interest on capital	264,504	778,787
Accrual for contingencies	41,040	38,908
Payroll and related charges	151,624	111,763
Payables to associated companies	26,558	43,361
Temporary losses from hedging	414,593	—
Other liabilities	84,238	92,750
Long-term liabilities	2,694,735	3,192,897

Loans and financing	1,959,526	2,483,636
Taxes	33,957	35,373
Accrual for contingencies	466,349	411,924
Payables to associated companies	59,659	90,509
Other liabilities	175,244	171,455
Shareholders’ equity	14,038,564	14,675,905

Share capital	5,978,074	5,978,074
Capital reserves	2,743,412	2,743,037
Profit Reserves	471,098	471,098
Retained earnings	4,845,980	5,483,696
Capitalizable Funds	1,626	1,626

Total liabilities	20,691,197	22,931,950

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated – Accumulated				var.	Consolidated			var.
		Jun-02		Jun-03			1Q03	2Q03
Capex
Capital Expenditure	R$MM	908		598		-34.2%	289	308		6.6%
Network
Access Lines – Installed (switching)		14,340,459		14,357,553		0.1%	14,359,488	14,357,553		-0.01%
Installed Lines – Gain		(6,389	) 1/	1,893		129.6%	3,828	(1,935	) 1/	-150.5%
Access Lines in Service		12,511,515		12,402,359		-0.9%	12,413,480	12,402,359		-0.1%
Residential		9,251,941		9,176,926		-0.8%	9,185,934	9,176,926		-0.1%
Non-residential		1,518,892		1,472,020		-3.1%	1,482,446	1,472,020		-0.7%
Trunk Lines 2/		1,337,797		1,190,388		-11.0%	1,233,278	1,190,388		-3.5%
Public Lines		332,454		325,268		-2.2%	324,867	325,268		0.1%
Internally used and test lines		70,431		237,757		237.6%	186,955	237,757		27.2%
Lines in Services – Gain		(104,491)		(103,529)		-0.9%	(92,408)	(11,121)		-88.0%
Average Lines in Service	(ALIS)	12,562,754		12,424,405		-1.1%	12,455,882	12,392,929		-0.5%
ADSL		282,269		383,167		35.7%	349,306	383,167		9.7%
Digitalization	(%)	95.8		96.3		0.5p.p.	96.3	96.3		0.1 p.p.
Traffic
Local Pulses – Registered	(pul 000)	17,763,441		17,952,874		1.1%	8,834,926	9,117,949		3.2%
Local Pulses – Exceeding	(pul 000)	12,366,487		12,664,577		2.4%	6,168,222	6,496,355		5.3%
Domestic Long Distance 3/	(min 000)	7,170,490		8,156,390		13.7%	4,045,876	4,110,514		1.6%
International Long Distance	(min 000)	1,634		40,381		2,371.3%	18,390	21,991		19.6%
Monthly traffic per ALIS
Local	(pul)	236		241		2.2%	236	245		3.7%
DLD	(min)	95		109		15.0%	108	111		2.1%
ILD	(min)	0.02		0.5		2,398.8%	0.5	0.6		20.2%
Others
Employees		10,065		8,281		-17.7%	8,245	8,281		0.4%
LIS per Employee 4/		1,243		1,544	5/	24.2%	1,506	1,544	5/	2.5%
Monthly Net Op. Revenue per ALIS	(R$)	63.0		73.2		16.1%	71.7	74.6		4.1%
Telephone Density	(per 100 inh.)	33.2		32.2	6/	-1.0 p.p.	32.4	32.2	6/	-0.2 p.p.

1/	Deactivated due to technical reasons
2/	Includes ISDN clients
3/	Includes intrastate, VC1, VC2 and VC3
4/	End of period
5/	Includes ADSL clients
6/	Population: 38,470,800 – source Anatel

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previously "Telesp Participações S/A")

Table 5

Tariff rates (including taxes) – fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257
Jun 30, 2003 (*)	89.82	30.37	49.62	49.62	0.0926	0.0926	0.11728

Date of Enforcement	DLD (1 minute without discounts – normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003 (*)	0.124	0.198	0.272	0.397

Date of Enforcement	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 4/	1.265	1.439
Jun 30, 2003	0.058	0.114

(*) SUB JUDICE: On June 26, 2003, through Edicts #37166 and #37167, ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be efective starting on June 30, 2003, except for sector 33 (former CETERP) where it was to be effective starting on July 03, 2003. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index—IPC. Said decision is still pending of appeal and definitive judgment, when the index to the applied to the readjustment will be annouced.

1/ Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997

2/ The new tariffs started to be charged in January 12, 2000 in the CTBC concession area.

3/ Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company's restructuring): installation charge (R$64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 e D4=R$0.305) and interc 4/ From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service—SMC, with a increase of 9.9% for the VC1, while the VC2 increased 8.8%. These adjustments apply for all the TELESP concession area (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be charged on February 1st, 2002.

Note b) On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note c) The IGP-DI used in the formula to calculate the tariff was 9.40% in June 2002.

Capex

The Company submitted to the Board of Directors the Budget for 2003, ammounting to R$1,445,000,000, deliberated by the General Shareholder's Meeting, on March 27, 2003. The Company invested until June 30, 2003 the consolidated amount of R$597,799,000. On the 1st half of 2003, the new commited consolidated capex is as follows (in thousand reais):

Year	Commited	Forecasted
2003	438,965	500,487

Depreciation Figures

(in million of reais)

June 2003

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	36,386	(21,392)	14,995
Work in progress	433	0	433
Total	36,819	(21,392)	15,427
Fully depreciated assets			9,458
Average depreciation rate (%)			10.52%

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Mar/03
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	9,430	86,383	95,813
CIDA	CAN$	3.0%	2005	896	617	1,513
Comtel	US$	10.75%	2004	27,342	890,320	917,662
Loans in Foreign Currency			Until 2009	1,098,205	982,206	2,080,411

Total				1,135,873	1,959,526	3,095,399

	Currency	Interest Rate	Balance as of Jun/03
Res. 2770	USD	8.0% a 25.7%	552,834
Res. 2770	JPY	1.05%	272,765
Res. 4131	USD	7.80%	58,791
Res. 4131	USD	Libor + 1.0% until Libor+3.13%	117,219
Import Financing	USD	4.00% until 9.17%	42,187
Import Financing	USD	Libor + 0.25% until Libor + 3.00%	69,841
Debt Assumption	USD	8.25% until 27.50%	248,745
“United Loan”	JPY	Libor +1.25%	718,029

Total			2,080,411

Inflation Figures

	IGP-M	IGP-DI
Jan – Dec 1999	20.10%	19.98%
Jan – Dec 2000	9.95%	9.80%
Jan – Dec 2001	10.37%	10.40%
Jan – Mar 2002	0.51%	0.48%
Jan – Jun 2002	3.48%	4.09%
Jan – Set 2002	10.54%	11.60%
Jan – Dec 2002	25.30%	26.41%
Jan – Mar 2003	6.26%	5.52%
Jan – Jun 2003	5.89%	4.50%
Jun 2002 – May 2003	31.51%	30.05%

1/ Base period for the tariff readjustment

Source: Investnews – Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	18.67%
Mar 31, 2002	2.3236	-0.14%
Jun 30, 2002	2.8444	-22.58%
Sep 30, 2002	3.8949	-67.85%
Dec 31, 2002	3.5333	-52.27%
Mar 31, 2003	3.3531	5.10%
Jun 30, 2003	2.8720	18.72%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 25, 2003	By:	/s/ CHARLES E. ALLEN
Name: Charles E. Allen
Title: Investor Relations Director